UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
15/F, Block A, Chuangxin Building Software Park Xiamen, 361005 People’s Republic of China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____       No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____     No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On May 19, 2008, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal fourth quarter and fiscal year ended March 31, 2008.  The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1

Press release regarding financial results for the fiscal fourth quarter and fiscal year ended March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: June 4, 2008

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By: / Derek Palaschuk_____

Name: Derek Palaschuk

Title: Chief Financial Officer

EXHIBIT 99.1

LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FISCAL QUARTER AND FULL YEAR ENDED MARCH 31, 2008

Fourth Quarter Total Revenues of US$16.3 million, Up 110.7% Year-on-Year; Adjusted Operating Income of US$7.4 million, an Increase of 116.6% Year-on-Year; Adjusted Net Income of US$6.2 million, an Increase of 121.1% Year-on-Year

Full Year Total Revenues of US$66.7 million, Up 67.7% Year-on-Year; Adjusted Net Income of US$33.8 million, an Increase of 99.7% Year-on-Year; Cash Flow From Operations of US$34.4  million, an Increase of 86.5.% Year-on-Year

Xiamen, China, May 19, 2008 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the fiscal fourth quarter and fiscal year ended March 31, 2008.

FINANCIAL HIGHLIGHTS FOR THE MARCH 31, 2008 QUARTER:

➢

Total revenues of US$16.3 million, an increase of 110.7% year-on-year (“YoY”).

➢

Software development revenues amounted to US$13.7 million, up 133.0% YoY.

➢

Adjusted Income from Operations of US$7.4million, an increase of 116.6% YoY.

➢

Adjusted Net Income of US$6.2 million, an increase of 121.1% YoY, or US$0.12 per fully diluted share.

Explanation of the Company's Adjusted (i.e. non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying "Non-GAAP Disclosure" and the "Consolidated Adjusted Statements of Operations."

FINANCIAL HIGHLIGHTS FOR THE FISCAL YEAR 2008:

➢

Total revenues of US$66.7 million, an increase of 67.7% year-on-year (“YoY”) compared to Adjusted Revenues for the year ended March 31, 2007.

➢

Software development revenues amounted to US$55.7 million, up 86.7% YoY compared to Adjusted Software Development Revenues for the year ended March 31, 2007.

➢

Adjusted Income from Operations of US$35.9 million, an increase of 55.3% YoY.

➢

Adjusted Net Income of US$33.8 million, an increase of 99.7% YoY, or US$0.73 per fully diluted share.

➢

Net cash provided by operating activities US$34.4 million, an increase of 86.5% YoY.

“I am pleased to report that our fourth quarter and fiscal year financial results significantly exceeded our top and bottom line guidance. Fiscal 2008 has been a year of outstanding results in revenue growth, profitability, brand building, expansion of our customer base and solutions diversity . We added sixteen new Bank customers, deepened our extensive relationships with China’s Big Four banks and made a successful entry into Insurance, which was a new vertical for us.  To enhance our business intelligence solution, which is the fastest growing solution segment, we have successfully integrated Fenet, the number one domestic business intelligence solution provider in the financial technology sector. Recently we made two new small but strategically important acquisitions that will add further breadth and depth to our solutions diversity in support of our strategy to bring to market a comprehensive software and IT solutions suite,” commented Weizhou Lian, CEO of Longtop. “The outlook for fiscal 2009 is equally strong given the continued strength of the financial technology solutions market in China which is unaffected by market conditions outside of China, and our position as the leading domestic player in the financial IT services market.”

RECENT OPERATIONAL HIGHLIGHTS:

➢

Demonstrated continued success in customer diversification as revenues from Other Banks and the Insurance sector increased 946.1% and 5,115.4% YoY, respectively, together accounting for 46.7% of software development revenues in the March 31, 2008 quarter, compared to 9.1% for the same period of 2007.

➢

Continued investment to expand employee base during the quarter to meet demand for solutions and services;  on March 31, 2008, Longtop had 1,659 employees as compared to 1,494 employees on December 31, 2007, and 790 employees on March 31, 2007.

➢

Signed acquisition agreements to acquire the assets of Tianjin Puji, a company which provides core banking software product and solutions  to city banks in China.

➢

Signed acquisition agreements to acquire Huayuchang Tongchuang Science and Technology Company,  a company which provides ATM maintenance services to the Big Four banks in China.

FISCAL FOURTH QUARTER & FULL YEAR DETAILED FINANCIAL RESULTS

2008 Revenue and 2007 Adjusted Revenue

2008 Revenue and 2007 Adjusted Revenue - US$000s
	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	% Change (Decrease)	March 31,2007	March 31,2008	% Change (Decrease)
Software Development	$ 5,869	$ 13,673	133.0%	$ 29,849	$ 55,729	86.7%
Other Services	$ 1,881	$ 2,657	41.3%	$ 9,924	$ 10,961	10.4%
Total Adjusted Revenue	$ 7,750	$ 16,330	110.7%	$ 39,773	$ 66,690	67.7%

Total revenues for the fourth fiscal quarter were US$16.3 million, compared to US$7.8 million for the quarter ended March 31, 2007. Software development revenues of US$13.7 million contributed 83.7% of total revenues, a YoY increase of 133.0%.

Total revenues for the year ended March 31, 2008, were US$66.7 million compared to Adjusted Revenues of US$39.8 million for the year ended March 31, 2007, a YoY increase of 67.7%. Software development revenues, which were 83.6% of total revenues for the year ended March 31, 2008, amounted to US$55.7 million, up 86.7% YoY compared to Adjusted Software Development Revenues in the corresponding period a year ago.

Adjusted Software Development Revenue by customer type - US$000s

	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	% Change (Decrease)	March 31,2007	March 31,2008	% Change (Decrease)
Big Four Banks	$ 5,234	$ 6,044	15.5%	$ 24,088	$ 27,709	15.0%
Other Banks	$ 518	$ 5,419	946.1%	$ 2,547	$ 17,845	600.6%
Insurance	$ 18	$ 964	5115.4%	$ 484	$ 5,468	1028.5%
Enterprises	$ 99	$ 1,246	1160.8%	$ 2,730	$ 4,707	72.4%
Total	$ 5,869	$ 13,673	133.0%	$ 29,849	$ 55,729	86.7%

Adjusted Software Development Revenue customer concentration analysis

	Three months ended			Twelve months ended
% of Adjusted Software Development Revenue from	March 31,2007	March 31,2008	Change (Decrease)	March 31,2007	March 31,2008	Change (Decrease)
Big Four Banks	89.2%	44.2%	(45.0%)	80.7%	49.7%	(31.0%)
Other Banks	8.8%	39.6%	30.8%	8.6%	32.1%	23.5%
Insurance	0.3%	7.1%	6.8%	1.6%	9.8%	8.2%
Enterprises	1.7%	9.1%	7.4%	9.1%	8.4%	(0.7%)
Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

Software development revenue growth for the three months and twelve months ended March 31, 2008, was driven mainly by growth in new customers and higher sales to existing customers from Other Banks and the Insurance sector. In the year ended March 31, 2008, Other Banks YoY revenue growth was 600.6% and the Insurance sector grew at 1,028.5%.

Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank.  During fiscal 2008 Longtop acquired sixteen new Other Bank customers. Other Banks accounted for 39.6% and 32.1% of software development revenues for the three and twelve months ended March 31, 2008, as compared to 8.8% and 8.6%, respectively, in the corresponding year ago periods.

Longtop first began targeting the Insurance sector in the later part of fiscal 2007 and demonstrated strong execution with the Insurance sector revenues growing 1,028.5% YoY in fiscal 2008.  Insurance customers accounted for 7.1% and 9.8% of software development revenues for the three and twelve months ended March 31, 2008, as compared to 0.3% and 1.6%, respectively, in the corresponding year ago periods.

Fiscal 2008 software development revenue from the Big Four Banks grew 15.0% YoY.  This was less than the overall growth rate of 86.7% because Longtop had made a strategic decision in 2007 to allocate solution delivery, research and development and sales resources to diversifying the customer base.

“Our sales diversification has been a hugely successful strategy in fiscal 2008 with client wins among Other Banks and Insurance sectors that have helped Longtop expand market share. We believe both Other Banks and Insurance customers will continue to be a strong growth engine for Longtop. We are excited about the prospects for 2009,” commented Andy Lu, Vice President of Sales.

Adjusted Software Development Revenue by solution type US$000s

	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	% Change (Decrease)	March 31,2007	March 31,2008	% Change (Decrease)
Channel	937	1,848	97.3%	6,025	8,849	46.9%
Core Banking	1,681	1,918	14.1%	6,576	11,488	74.7%
Management	2,491	4,379	75.8%	12,969	18,937	46.0%
Business Intelligence	741	5,200	602.0%	3,814	15,490	306.2%
Others	19	328	1,514.7%	465	965	106.4%
Total	5,869	13,673	132.9%	29,849	55,729	86.7%

Longtop demonstrated continued solution innovation as all categories experienced healthy YoY growth during the fiscal year ended March 31, 2008. Growth was especially strong with business intelligence related solutions increasing 602.0% and 306.2% YoY in the three and twelve months ended March 31, 2008, respectively. The demand for business intelligence was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their products.

Adjusted Gross Margins

Adjusted Gross Margin percentage
	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	Change (Decrease)	March 31,2007	March 31,2008	Change (Decrease)
Software Development Gross Margin	68.4%	70.7%	2.3%	84.0%	76.1%	(7.9%)
Other Services Gross Margin	81.6%	65.7%	(15.9%)	76.4%	69.3%	(7.1%)
Total Gross Margin %	71.6%	69.9%	(1.8%)	82.1%	75.0%	(7.1%)

Adjusted Gross Margin of 69.9% in the fourth quarter was slightly lower than the 71.6% in the corresponding year ago period due to a decline in Other Services Gross Margin.

The reduction in Adjusted Gross Margin for fiscal 2008 to 75.0% from 82.1% was primarily due to lower gross margins in software development. Adjusted Software Development Gross Margin was 76.1% for the twelve months ended March 31, 2008, compared to 84.0% in the same period of the prior year.

Software Development Revenue by development methodology as a percentage of Total Adjusted Software Development Revenue

	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	Change (Decrease)	March 31,2007	March 31,2008	Change (Decrease)
Customized	67.0%	70.0%	3.0%	52.6%	59.8%	7.2%
Standardized	23.1%	21.6%	(1.5%)	39.3%	33.4%	(5.9%)
Maintenance	9.9%	8.4%	(1.5%)	8.1%	6.8%	(1.3%)
Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

The software development gross margin decline was due to a higher mix in 2008 of customized revenue (see above table) which has a lower gross margin than standardized revenue. The increase in the customized revenue mix was due to a number of factors including the growth in our Business Intelligence solutions, the fastest growing area for Longtop; solutions for the Insurance sector; and first time sales to Other Banks which at this time are mainly sold as a customized solution. Also contributing to the decline were lower gross margins from FEnet, which was consolidated for the first time in the third quarter of 2007. Additionally, in order to meet business demand the Company continued to invest aggressively in software delivery headcount. As of March 31, 2008, the Company had 913 employees working on software development delivery as compared to 827 as of December 31, 2007, and 402 as of March 31, 2007.

Adjusted Operating Expenses

Adjusted Operating Expenses
	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	% Change (Decrease)	March 31,2007	March 31,2008	% Change (Decrease)
Adjusted Operating Expenses - US$000s	$ 2,040	$ 3,840	88.2%	$ 9,057	$ 13,480	48.8%
Adjusted Operating Expenses - % of revenue	26.8%	23.7%	-	23.1%	20.4%	-

Adjusted Operating Expenses, which were 23.7% of revenue for the quarter ended March 31, 2008, improved from 26.8% in the previous year due to  the recognition in the March 31,2008 quarter of a non-recurring gain of US$662,000 on the disposal of fixed assets.   Excluding the non recurring gain of US$662,000 Adjusted Operating Expenses, as a percentage of revenue for the three and twelve months ended March 31, 2008, would have been largely unchanged from 2007 and increased in line with Longtop’s revenue growth.

Profitability

Adjusted Operating Income
	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	% Change (Decrease)	March 31,2007	March 31,2008	% Change (Decrease)
Adjusted Operating Income - US$000s	$ 3,436	$ 7,441	116.6%	$ 23,142	$ 35,942	55.3%
Adjusted Operating Income - % of revenue	44.9%	46.1%	-	59.0%	54.5%	-

Adjusted Operating Income of US$7.4 million increased 116.6% for the quarter and Adjusted Operating Income of US$35.9 million for the twelve months ended March 31, 2008, increased 55.3% YoY.

Adjusted Net Income
	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	% Change (Decrease)	March 31,2007	March 31,2008	% Change (Decrease)
Adjusted Net Income - US$000s	$ 2,813	$ 6,219	121.1%	$ 16,910	$ 33,765	99.7%
Adjusted Net income per Diluted Share- US$000s	$ 0.07	$ 0.12	70.0%	$ 0.43	$ 0.73	67.4%
Adjusted Net Income - % of revenue	36.8%	38.5%	-	43.1%	51.2%	-

Reconciliation between US GAAP Net Income and Adjusted Net Income
	Three months ended			Twelve months ended
	March 31,2007	March 31,2008	% Change (Decrease)	March 31,2007	March 31,2008	% Change (Decrease)
Adjusted Net Income - US$000s	$ 2,813	$ 6,219	121.1%	$ 16,910	$ 33,765	99.7%

Stockcompensation	$ 235	$ 1,200	410.6%	$ 5,294	$ 28,188	432.5%
Adjustment of revenue no VSOE	$ -	$ -		$ (4,787)	$ -	-100.0%
Amortization of acquired intangible assets	$ 229	$ 413	80.3%	$ 746	$ 1,357	81.9%
Dividend recorded as compensation	$ 1,342	$ -	-100.0%	$ 1,342	$ -	-100.0%
IPO expenses written off	$ -	$ -		$ 697	$ -	-100.0%
Loss from discontinued operations	$ 239	$ -	-100.0%	$ 472	$ 1,293	173.9%
Sub-total	$ 2,045	$ 1,613		$ 3,764	$ 30,838

US GAAP Net Income	$ 768	$ 4,606		$ 13,146	$ 2,927	-

Adjusted Net Income for the fourth quarter of US$6.2 million or US$0.12 per fully diluted share increased 121.1% and 70% as compared to Adjusted Net Income of US$2.8 million and US$0.07 per fully diluted share in the fourth quarter of 2007.  Adjusted Net Income for the fourth quarter of 2008 included $1.6 million in unanticipated exchange losses on US dollar denominated deposits which were in China pending conversion to Renminbi.

Adjusted Net Income for the twelve months ended March 31, 2008 was US$33.8 million or US$0.73 per fully diluted share as compared to US$16.9 million and US$0.43 in the comparative year ago period, which was an increase of 99.7% and 67.4% respectively.

The difference of US$30.9 million between US GAAP net income of US$2.9 million and Adjusted Net Income of US$33.8 million for 2008 was primarily due to US$28.2 million of share-based compensation expenses, of which US$24.8 million related to ordinary shares that prior to the IPO were sold by one of our Founders to Longtop's employees in exchange for notes receivable. The US$24.8 million was a one-time expense as a result of the Founder forgiving these notes, which did not increase the total shares outstanding because the shares were issued prior to the IPO, and had no impact on the cash flow or net assets of the Company.

Unrestricted cash balances at March 31, 2008, were US$204.5 million giving the Company sufficient resources for potential acquisitions in the still fragmented China financial IT services sector.

Commenting on the results, Derek Palaschuk, CFO of Longtop, said:

“In the fourth quarter and fiscal 2008 Longtop reported revenue and Adjusted Operating Income results which significantly exceeded our guidance. The strength of our execution was further evident with cash flow from operations of US$34.4 million, an increase of 86.5% YoY. As the domestic market leader in China, we will continue to invest intelligently and aggressively to capture the growth opportunities and to continue to take market share from our competitors.  We expect to have well above industry average margins with an expected 2009 Adjusted Gross Margin of 70% as compared to 75% in 2008, and operating margins of around 50% as compared to 53.7% in 2008.”

BUSINESS OUTLOOK

Longtop anticipates for the quarter ending June 30, 2008, which excludes the impact of the Tianjin Puji and Huayuchang acquisitions:

i)

Total revenues of US$15.3 million, an increase of 32.7% from revenues of US$11.5 million in the corresponding year ago period.   The decline in revenue from the fourth quarter of 2008 is due to seasonality.

ii)

Software development revenues to be US$12.0 million, an increase of 45.6% from software development revenue of US$8.2 million in the corresponding period a year ago.  Adjusted Net Income, assuming no exchange loss on US dollar denominated deposits in China, to be US$5.8 million.

Longtop anticipates for its fiscal year ending March 31, 2009, which excludes the impact of the Tianjin Puji and Huayuchang acquisitions:

i)

Total revenues of US$86.0 million, an increase of 29.0% from revenues of US$66.7 million in fiscal 2008.

ii)

Software development revenues of US$76.0 million, an increase of 36.4% from software development revenue in fiscal 2008 of US$ 55.7 million.

Assuming no statutory change in the income tax rate for fiscal 2009 as compared to fiscal 2008, no foreign exchange losses on US dollar denominated deposits held in China, no requirement to accrue withholding taxes on undistributed China profits and that US dollar deposit interest rates remain above 2.0%, Adjusted Net Income to be US$44.0 million, an increase of 32.9% from Adjusted Income in fiscal 2008.

CONFERENCE CALL AND WEBCAST

Longtop’s management team will host a conference call at 7:00 AM ET, May 19, 2008 (or 4:00 AM U.S. Pacific Time on May 19, 2008, and 7:00 PM on May 19, 2008, Beijing/Hong Kong time).  To participate in the conference call, please use the dial in numbers below:

USA Toll Number: + 800 860 2442

International: +1 412 858 4600

Passcode: Longtop

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

USA Replay Number: +1 877 344 7529

International: +1 412 317 0088

Passcode: 419374

A live audio webcast of the conference call, as well as online replay of the call, will be available on Longtop’s website at www.longtop.com/en.

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Longtop's management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP.  Management believes these non-GAAP financial measures enhance the user's overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company's business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Revenue is defined as revenue excluding, if applicable: software development revenue deferred on standardized contracts from previous years to financial periods ending on or prior to March 31, 2006, because Longtop did not have Vendor Specific Objective Evidence (“VSOE”) or evidence that costs of Post Contract Service (“PCS”) had been immaterial. Subsequent to January 1, 2007, Longtop had evidence that PCS for standardized contracts was immaterial and adjustments were not required after this date.

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.

Adjusted Gross Margin is defined as Adjusted Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense,(2) amortization of acquired intangibles and goodwill impairment, and (3) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding: (1) one time items and  (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted  shares.

One-Time Items, if applicable,  are excluded from Adjusted Operating Income and Adjusted Net Income.  These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items. For the three and twelve months ended March 31, 2008, a one-time gain on fixed assets of US$662,000 was excluded from the US GAAP operating income results. For the three and twelve months ended March 31, 2007, there was US$537,000 and US$697,000, respectively,  in one-time adjustments from general and administrative expenses associated with the initial public offering and US$1,342,000 for a dividend paid to our Chairman and CEO which was recorded as compensation expense.

Non-Cash Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis.  Longtop's management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts, which have been the basis for information Longtop provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

OTHER INFORMATION

Adjustment to US GAAP financial results reported on February 21, 2008

During the three months ended December 31,2007, the Company had recorded  US$22,179,000 in share-based compensation related to ordinary shares that prior to the IPO were sold by one of its Founders to Longtop's employees in exchange for notes receivable.  The US$22,179,000 was a one-time expense as a  result of the Founder forgiving these notes.  The correct amount of the share-based compensation charge on the forgiveness of these notes was US$24,666,000, a difference of US$2,487,000 from the US$22,179,000 previously reported.  Accordingly, share-based compensation expenses for the quarter ended December 31, 2007 and nine months ended December 31,2007, should include, as a non-cash component in the Company’s unaudited consolidated statement of operations, an additional amount of US$2,487,000. After recording the additional share-based compensation of US$2,487,000, the net loss for the three months ended December 31, 2007, was US16, 527,000 million and basic loss per share was US$0.37 as compared to US$14,040,000 and US$0.31 per basic share as previously reported.  After recording the additional share-based compensation of US$2,487,000, the net loss for the nine months ended December 31, 2007, was US$1,679,000 million and basic loss per share was US$0.04 as compared to US$808,000 in net income and US$0.02 per basic share as previously reported.  There was no change in the Adjusted Income, a non-GAAP measure, of US$10,481,000 and US$27,546,000 reported for the three and nine months ended December 31, 2007. and  basic loss per share was US$0.22 for and US$0.62 .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as ''believes,'' ''expects,'' ''anticipates,'' ''intends,'' ''estimates,'' the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the effectiveness, profitability, and marketability of the company's solutions; the Company's limited operating history; its reliance on a limited number of customers that  continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company's cash flows and profitability; the ability of the Company to operate effectively as a public company; future shortage or availability of the supply of employees; general economic and business conditions; the volatility of the company's operating results and financial condition; the company's ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter ended March 31, 2008, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China.  Longtop has five solution delivery centers, three research centers and thirty four service centers located in 20 provinces throughout China.  Longtop was founded in 1996  by Xiaogong Jia, Chairman, and Weizhou Lian, CEO, as a system integration company focusing on the financial services industry in China and made the transition to a software and solutions provider in 2001.  For more information, please visit: www.longtop.com .

Contact us

Longtop Financial Technologies Limited

Charles Zhang, Director of IR

+86-592-239-6888

Email:ir@longtop.com

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	March 31, 2008

	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash, bank deposits and cash equivalents	$ 69,920	$ 204,526
Restricted cash	3,395	6,733
Accounts receivable, net	19,495	21,254
Inventories	1,081	1,351
Deferred tax assets	644	1,517
Other current assets	3,231	3,843

Total current assets	97,766	239,224

Fixed assets, net	4,835	8,167
Intangible assets, net	8,040	7,764
Goodwill	9,112	15,232
Deferred tax assets	33	246
Other assets	646	524

Total assets	$ 120,432	$ 271,157

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Short-term borrowings	$ 8,669	$ 512
Accounts payable	4,581	4,143
Deferred revenue	4,725	9,487
Amounts due to related parties	-	54
Deferred tax liabilities	-	491
Accrued and other current liabilities	9,714	19,039

Total current liabilities	27,689	33,726

Long-term liabilities:
Obligations under capital leases, net of current portion	219	233
Deferred tax liabilities	617	1,863
Other non-current liabilities	-	445

Total liabilities	28,525	36,267

Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (6,360,001 and nil shares authorized, issued and outstanding as of March 31, 2007 and March 31, 2008, respectively)	$ 23,214	-
Series B convertible redeemable preferred shares: $0.01 par value (3,858,005 and nil shares authorized, issued, and outstanding as of March 31, 2007 and March 31, 2008, respectively)	24,673	-

Total mezzanine equity	47,887	-

Shareholders’ equity:
Ordinary shares $0.01 par value (68,640,000 shares authorized, 29,705,267 and 50,274,126 shares issued and outstanding as of March 31, 2007 and March 31, 2008)	$ 297	$ 502
Additional paid-in capital	19,120	250,456
Retained earnings/(Deficit)	22,320	(29,706)
Accumulated other comprehensive income	2,283	13,638

Total shareholders' equity	44,020	234,890

Total liabilities, mezzanine equity and shareholders' equity	$ 120,432	$ 271,157

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Year Ended March 31,
	2007	2008	2007	2008

	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$ 5,869	$ 13,673	$ 34,636	$ 55,729
Other services	1,881	2,657	9,924	10,961
Total revenues	7,750	16,330	44,560	66,690
Less business taxes	(105)	(186)	(549)	(774)

Net revenues	7,645	16,144	44,011	65,916
Cost of revenues:
Software development	1,831	4,283	5,553	21,138
Other services	570	1,208	3,059	4,517
Total cost of revenues	2,401	5,491	8,612	25,655
Gross profit	5,244	10,653	35,399	40,261

Operating expenses:
Research and development	341	745	1,794	3,838
Sales and marketing	711	2,476	3,080	10,393
General and administrative	2,562	1,604	10,675	19,633
Total operating expenses	3,614	4,825	15,549	33,864
Income from operations	1,630	5,828	19,850	6,397

Other income (expenses):
Interest income	99	1,442	399	3,597
Interest expense	(101)	(130)	(575)	(886)
Other income (expense), net	(22)	(1,595)	58	(1,349)

Total other income (expenses)	(24)	(283)	(118)	1,362

Income before income tax expense	1,606	5,545	19,732	7,759
Income tax expense	(599)	(939)	(6,114)	(3,539)

Income from continuing operations	1,007	4,606	13,618	4,220
Loss from discontinued operations	(239)	-	(472)	(1,293)
Net income	768	4,606	13,146	2,927

Net income per share:
Continuing operations	$ 0.03	$ 0.09	$ 0.38	$ -
Discontinued operations	$ (0.01)	$ -	$ (0.01)	$ (0.03)
Basic ordinary share	$ 0.02	$ 0.09	$ 0.37	$ (0.03)
Continuing operations	$ 0.03	$ -	$ 0.38	$ 0.73
Discontinued operations	$ (0.01)	$ -	$ (0.01)	$ (0.06)
Basic preferred share	$ 0.02	$ -	$ 0.37	$ 0.68
Continuing operations	$ 0.02	$ 0.09	$ 0.35	$ -
Discontinued operations	$ (0.01)	$ -	$ (0.01)	$ (0.03)
Diluted	$ 0.02	$ 0.09	$ 0.34	$ (0.03)

Shares used in computation of net income per share:
Basic ordinary share	29,705,267	50,274,126	29,688,218	38,692,405
Basic preferred share	10,218,005	-	6,099,718	5,767,286
Diluted	40,326,496	52,451,923	38,926,749	46,424,993

Includes share-based compensation related to:
Cost of revenues software development	$ 3	$ 281	$ 841	$ 7,832
Cost of revenues other services	-	65	-	229
General and administrative expenses	221	542	3,769	13,964
Sales and marketing expenses	11	253	537	4,712
Research and development expenses	-	59	147	1,451
Total share-based compensation	$ 235	$ 1,200	$ 5,294	$ 28,188

CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Year Ended March 31,
	2007	2008	2007	2008

Revenues:
Software development	$ 5,869	$ 13,673	$ 34,636	$55,729
Other services	1,881	2,657	9,924	10,961
	7,750	16,330	44,560	66,690
Less business taxes	(105)	(186)	(549)	(774)
Net revenues	7,645	16,144	44,011	65,916

Software development revenue adjustments:
Revenue deferred to 2006 because of lack of VSOE	-	-	(4,787)	-

Adjusted revenues:
Software development	5,869	13,673	29,849	55,729
Other services	1,881	2,657	9,924	10,961
	7,750	16,330	39,773	66,690
Less business taxes	(105)	(186)	(549)	(774)

Net adjusted revenues	7,645	16,144	39,224	65,916

Cost of revenues:
Software development	1,831	4,283	5,553	21,138
Other services	570	1,208	3,059	4,517
Total cost of revenues	2,401	5,491	8,612	25,655

Cost of revenue adjustments:
Share-based compensation software development	(3)	(281)	(841)	(7,832)
Share-based compensation other services	-	(65)	-	(229)
Amortization of acquired intangible assets other services	(229)	(242)	(746)	(957)
Amortization of acquired intangible assets software development	-	(40)	-	(143)

Adjusted cost of revenues:
Software development	1,828	3,962	4,712	13,163
Other services	341	901	2,313	3,331
Total adjusted cost of revenues	2,169	4,863	7,025	16,494

Gross profit	5,244	10,653	35,399	40,261

Adjusted gross profit	5,476	11,281	32,199	49,422

Operating expenses:
Research and development	341	745	1,794	3,838
Sales and marketing	711	2,476	3,080	10,393
General and administrative	2,562	1,604	10,675	19,633
Total operating expenses	3,614	4,825	15,549	33,864

Operating expense adjustments:
Share-based compensation research and development	-	(59)	(147)	(1,451)
Share-based compensation sales and marketing	(11)	(253)	(537)	(4,712)
Share-based compensation general and administrative	(221)	(542)	(3,769)	(13,964)
Amortization of acquired intangible assets sales and markeing	-	(104)	-	(204)
Amortization of acquired intangible assets general and administrative	-	(27)	-	(53)
Non-recurring costs general and administration
Initial public offering expenses written off	-	-	(697)	-
Dividend to Founders recorded as compensation	(1,342)	-	(1,342)	-

Adjusted operating expenses:
Research and development	341	686	1,647	2,387
Sales and marketing	700	2,119	2,543	5,477
General and administrative	999	1,035	4,867	5,616
Total adjusted operating expenses	2,040	3,840	9,057	13,480

Income from operations	1,630	5,828	19,850	6,397

Adjusted income from operations	3,436	7,441	23,142	35,942

CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS (CONTINUED)

	Three Months Ended March 31,		Year Ended March 31,
	2007	2008	2007	2008

Other income (expenses):
Interest income	99	1,442	399	3,597
Interest expense	(101)	(130)	(575)	(886)
Other income, net	(22)	(1,595)	58	(1,349)

Adjusted income before income tax expense	3,412	7,158	23,024	37,304

Income tax expense	(599)	(939)	(6,114)	(3,539)

Income from continuing operations	1,007	4,606	13,618	4,220

Adjusted net income	2,813	6,219	16,910	33,765

Loss from discontinued operations	(239)	-	(472)	(1,293)

Net income	768	4,606	13,146	2,927

Net income (loss) per share:
Adjusted net income per share:
Basic ordinary share	$ 0.07	$ 0.12	$ 0.47	$ 0.76
Diluted	$ 0.07	$ 0.12	$ 0.43	$ 0.73

Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	29,705,267	50,274,126	29,688,218	38,692,405
Basic preferred share	10,218,005	-	6,099,718	5,767,286
Diluted	40,326,496	52,451,923	38,926,749	46,424,993

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2007	2008

	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income	$ 13,146	$ 2,927

Adjustments to reconcile net income to net cash provided
by operating activities:
Share-based compensation	5,294	28,188
Depreciation	1,961	1,798
Amortization of intangibles	909	1,615
Loss from investment in an associate	233	-
Provision for doubtful accounts	(311)	498
Impairment provision for intangible asset	-	368
Loss (gain) on disposal of fixed assets	(26)	(626)

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(9,486)	(1,856)
Inventories	2,582	(120)
Other current assets	(607)	(3,117)
Other non-current assets	144	129
Other non-current liabilities	-	-55
Accounts payable	(820)	230
Deferred revenue	(2,761)	3,794
Accrued and other current liabilities	5,816	1,293

Deferred income taxes	2,348	(707)

Net cash provided by (used in) operating activities	18,422	34,359

Cash flows from investing activities:
Change in restricted cash	(1,529)	(3,338)
Proceeds from sale of fixed assets	5,551	1,260
Purchase of fixed assets	(827)	(4,575)
Purchase of intangible assets	(485)	(85)
Investment in an associate	(1,014)	-
Acquisitions, net of cash acquired	(13,261)	(3,824)
Disposal of LTI and it's subsidiaries	-	(3,324)
Amounts due from related parties	(111)	-

Net cash used in investing activities	(11,676)	(13,886)
Cash flows from financing activities:
Proceeds from short-term borrowings	18,353	54,544
Repayment of short-term borrowings	(24,170)	(63,921)
Dividend paid	-	(32,781)
Option exercise	-	478
Sale of preferred shares, net of issue costs	47,887	-
Sale of ordinary shares , net of issue costs	552	146,470
Repurchase of ordinary shares	(6,704)	-
Repayments of capital leases obligations	(251)	(473)
Amounts due to related parties	-	54

Net cash provided by (used in) financing activities	35,667	104,371

Effect of exchange rates differences	1,751	9,762

Net increase in cash and cash equivalents	44,164	134,606

Cash and cash equivalents, beginning of period	25,756	69,920
Cash and cash equivalents, end of period	$ 69,920	$ 204,526
	-	-
Supplemental disclosure of cash flow information:
Income taxes paid	3,600	3,876
Interest paid	636	886
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	523	771
Shareholder subscription receivable	200	-
Acquisition:
Fair value of ordinary shares issued	2,614	3,062
Cash consideration	14,930	3,824
Cash consideration payable	615	2,670
Assets acquired	$ 18,159	$ 9,556

Endnotes

   Total revenues

   Total revenues